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                                                                    EXHIBIT 4.24


                  AMENDMENT TO THE 1999 EMPLOYEE STOCK PURCHASE
                    PLAN OF AMERICAN FREIGHTWAYS CORPORATION
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     THIS AMENDMENT, made by the Board of Directors of American Freightways
Corporation (the "Company"), is effective as of the date indicated below.

                               W-I-T-N-E-S-S-E-T-H

     WHEREAS, the Company sponsors the 1999 Employee Stock Purchase Plan of American Freightways Corporation (the "Plan"); and

     WHEREAS, the Plan authorizes the Board of Directors of the Company to amend the Plan from time to time; and

     WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Plan 's participants and beneficiaries and the Company's shareholders to amend Section 19(c) of the Plan to provide for the treatment of options upon the occurrence of certain events.

     NOW, THEREFORE, the Plan is hereby amended as follows:

1. Effective as of the date set forth below, paragraph (c) of Section 19 (Merger or Asset Sale) shall be deleted in its entirety and in its place the following shall be added:

In the event of a merger or consolidation of the Company in which the Company does not survive, each participant shall have the option to elect, under such terms and conditions as determined by the Committee (including, notwithstanding anything in this Plan to the contrary, terms and conditions for including lump sum contributions received less than 15 days prior to the Exercise Date for option grant and exercise purposes), that with respect to such participant, the Offering Period then in progress shall terminate not more than 15 days prior to the effective date of such merger or consolidation (each participant making such election, an "Electing Participant"). The Company shall notify each Electing Participant in writing of the new Exercise Date (as determined by the Committee) for such Offering Period applicable to all Electing Participants. With respect to each Electing Participant, the Offering Period ending as of the new Exercise Date shall be the final Offering Period under the Plan and as of the effective time of the merger or consolidation each Electing Participant shall cease to have any rights under the Plan. With respect to each participant other than an Electing Participant (each, a "Non-Electing Participant"), the Offering Period then in progress under the Plan shall terminate on the regularly scheduled Exercise Date for such Offering Period. At or immediately prior to the effective time of the merger or consolidation, subject to the immediately preceding sentence, (1) the successor corporation (and/or its parent) shall assume the obligations of the Company under the Plan with respect to all Non-Electing Participants and (2) the right of each Non-Electing Participant to purchase Common Stock thereunder at the end of the Offering Period then in progress shall be deemed to constitute the right to purchase a number of shares of the successor corporation, or its parent, as applicable under the agreement of merger or consolidation, equal to the dollar amount of contributions made by such Non-Electing Participant pursuant to the Plan divided by the lesser of (x) 85% of the Fair Market Value of Common Stock on the beginning date of the Offering Period, divided by the exchange ratio as provided in the agreement of merger or consolidation, and (y) 85% of the Fair Market Value of the stock of the successor, or its parent, as applicable, on the regularly scheduled Exercise Date for such Offering Period. The Plan will terminate as of the scheduled Exercise Date for such Offering Period.

This amendment is executed and effective as of this 19th day of January, 2001.